UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioLineRx Ltd.

File No. 001-35223 - CF#36801

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BioLineRx Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 6-K filed on October 3, 2018.

Based on representations by BioLineRx Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.1   through October 2, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office